UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                       Commission File Number 000-50045

(Check one): [ ]Form 10-K  [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ] Form 10-D
             [ ]Form N-SAR [ ]Form N-CSR

For Period Ended: June 30, 2015

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

Not applicable.

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PART I - REGISTRANT INFORMATION

Full Name of Registrant: Empire Global Corp.


Former Name if Applicable

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671 Westburne Dr.
Address of Principal Executive Office (Street and Number)

Concord, Ontario, L6A 0P6
City, State (Province) and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Form 10-Q for the quarter ended June 30, 2015 could not be filed within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to compile its financial data within the prescribed period. The Registrant deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report. The Registrant anticipates that it will file its 10Q report before the 5th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Michele Ciavarella       647              229-0136
                   (Name)          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [X] Yes     [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
         the subject report   portion thereof?   [ ] Yes   [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             EMPIRE GLOBAL CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 17, 2015                   By: /s/ Michele Ciavarella
                                        ------------------
                                        Michele Ciavarella, Chairman and CEO



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).